
United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

November 6, 2014
Date of report *(date of earliest event reported)*


Commission File No.	Name of Registrant, State of Incorporation, Address of Principal Executive Offices, and Telephone No.	IRS Employer Identification No.
000-49965	**MGE Energy, Inc.** *(a Wisconsin Corporation)* 133 South Blair Street Madison, Wisconsin 53788 (608) 252-7000 mgeenergy.com	39-2040501
000-1125	**Madison Gas and Electric Company** *(a Wisconsin Corporation)* 133 South Blair Street Madison, Wisconsin 53788 (608) 252-7000 mge.com	39-0444025

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition.

On November 6, 2014, MGE Energy, Inc. (the Company) issued a press release announcing its third-quarter 2014 earnings. The Company is furnishing a copy of that press release as Exhibit 99.1 to this report.

This combined Form 8-K is being furnished separately by the Company and Madison Gas and Electric Company. Information contained herein relating to any individual registrant has been furnished by such registrant on its own behalf. Neither registrant makes any representation as to information relating to the other registrant.

Item 9.01. Financial Statements and Exhibits.

(a)   Financial statements of businesses acquired: None
(b)   Pro forma financial information: None
(c)   Shell company transactions: None
(d)   Exhibits.

Exhibit No.	Description
99.1	Press release of MGE Energy, Inc., issued on November 6, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned hereunto duly authorized.

MGE Energy, Inc.
Madison Gas and Electric Company
(Registrants)

Date: November 6, 2014   /s/ Jeffrey C. Newman

                 Jeffrey C. Newman
                 Vice President, Chief Financial Officer,
                 Secretary and Treasurer

MGE Energy, Inc.
Madison Gas and Electric Company

Exhibit Index to Form 8-K
Dated November 6, 2014

Exhibit No.	Description
99.1	Press release of MGE Energy, Inc., issued on November 6, 2014.

EXHIBIT 99.1

News

MGE Energy Reports Third-Quarter Earnings

Madison, Wis., Nov. 6, 2014—MGE Energy, Inc. (Nasdaq: MGEE) today reported earnings for the three months ended Sept. 30, 2014, of $23.3 million, or 67 cents per share, compared to $24.4 million, or 70 cents per share, for the same period in the prior year. Average shares outstanding and per share amounts for all periods presented reflect the three-for-two stock split declared on Dec. 20, 2013, effective in the form of a stock dividend distributed on Feb. 7, 2014.

During the third quarter of 2014, electric retail sales decreased 4.4%, driven by cooler-than-normal weather. Temperatures for the third quarter of 2014 averaged 67 degrees while the average temperature for the third quarter of 2013 was 69 degrees. The decrease in electric retail sales was partially offset by MGE's ongoing effort to manage costs.

About MGE Energy

MGE Energy is a public utility holding company. Its principal subsidiary, Madison Gas and Electric (MGE), generates and distributes electricity to 141,000 customers in Dane County, Wis., and purchases and distributes natural gas to 147,000 customers in seven south-central and western Wisconsin counties. MGE's roots in the Madison area date back more than 150 years.

MGE Energy, Inc.
(In thousands, except per share amounts)
(Unaudited)

Three Months Ended September 30,	2014	2013
Operating revenue	$135,135	$140,099
Operating income	$40,120	$39,900
Net income	$23,329	$24,353
Earnings per share (basic and diluted)	$0.67	$0.70
Weighted average shares outstanding (basic and diluted)	34,668	34,668

Nine Months Ended September 30,	2014	2013
Operating revenue	$474,145	$435,624
Operating income	$108,532	$102,025
Net income	$65,133	$60,828
Earnings per share (basic and diluted)	$1.88	$1.75
Weighted average shares outstanding (basic and diluted)	34,668	34,668

Contact

Steve Kraus
Manager - Media Relations
608-252-7907